EXHIBIT 99,2

Medigus Ltd. (the “Company”)

May 21, 2015

Israel Securities Authorities
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Re: Immediate Report
Regarding the calling of a Special General Meeting of the holders of Series 8 Warrants  of the Company

1.	Convening a Meeting

The Company hereby announces that a special general meeting of the holders of Series 8 Warrants of the Company (hereinafter: the “Warrants”) shall be convened on Sunday, June 14, 2015, at 12 p.m. Israel time (hereinafter: the “Meeting”), at the offices of the Company, Building 7A, Omer Industrial Park, Israel (hereinafter: the “Company Offices”).

2.	Agenda

 Changing the Company’s reporting regime in accordance with American securities laws

In light of the registration of the Company’s shares for trading on the NASDAQ Capital Market (hereinafter: “NASDAQ”), through ADRs (American Depository Receipts) which represent the shares of the Company, it is proposed to authorize the Company, as of the date of the Meeting, to change from reporting in accordance with Chapter F of the Israeli Securities Law, 5728-1968 (the “Law”) and start reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder, namely, in accordance with the U.S. securities regulation, all in accordance with and subject to the provisions of Section 35XXXII of the Law.

It is clarified that with the transition to reporting in accordance with Chapter E3 of the Law as aforesaid, the Company shall commence to report in parallel on MAGNA, the Israel Securities Authority distribution platform, what it has reported with the Securities and Exchange Commission (“SEC”).

It is noted that in tandem with the publication of this Notice of Meeting, the Company has approached the Israel Securities Authority with a request for an exemption from reporting under  Chapter F of the Law, in accordance with Section 35XXXII(A1) of the Law.

3.	Record Date

Anyone holding Warrants at the end of the trading day on Thursday May 28, 2015 (hereinafter: the “Record Date”) shall be entitled to participate in the Meeting and to vote in person or by proxy appointing a proxy to vote (hereinafter: the “Proxy Letter”), subject to presentation of the proof of ownership of the Warrants (including a power of attorney from the Registration Company).  The Proxy Letter, or a copy satisfactory to the Board of Directors, must be deposited at the Company Offices or the place designated for the Meeting no later than 48 hours prior to the time scheduled for the Meeting at which the person noted in the Proxy Letter intends to vote.  However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all the Proxy Letters at the commencement of the Meeting.

4.	The Required Majority

The required majority necessary to approve the matter on the agenda is as set forth in Section 35XXXII(c) of the Law, according to which, a simple majority of the Warrant holders, excluding the Company’s controlling shareholders, voting at the Meeting.

5.	Quorum

The Meeting shall not be opened for discussions unless a legal quorum is present within a half hour of the time set for commencement of the Meeting.  The legal quorum for convening the Meeting shall be when at least two Warrant holders are present in person or by proxy, representing at least 10% of the voting rights of the Warrants issued by the Company. If within half an hour from the time appointed for the Meeting a quorum is not present, the meeting shall stand adjourned to the next day, at the same place and time, and shall take place on Monday June 15, 2015 at 12:00 p.m. Israel time (hereinafter: the “Adjourned Meeting”).  If at the Adjourned Meeting a legal quorum is not present within a half hour of the time set for commencement of the Adjourned Meeting, the Adjourned Meeting shall commence with any number of participants present.

6.	Review of documents

The holders of Series 8 Warrants of the Company can review, by request, documents relevant to the agenda matters of the Meeting, at the Company Offices, as Building 7A, Omer Industrial Zone, during regular working hours, by coordinating in advance with Avraham Ben-Tzvi, the Company’s General Counsel and Company Secretary (telephone: 08-6466880) as well as at on the MAGNA distribution site of the Israeli Securities Authority: www.magna.gov.il.

Sincerely,

Medigus Ltd.

By: Avraham Ben-Tzvi, General Counsel and Company Secretary